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                             June 11, 2024

       Darren Hoo
       Principal Executive Officer
       Megan Holdings Ltd.
       B-01-07, Gateway Corporate Suites
       Gateway Kiaramas
       No.1, Jalan Desa Kiara
       50480 Mont Kiara
       Kuala Lumpur, Malaysia

                                                        Re: Megan Holdings Ltd.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 23,
2024
                                                            CIK No. 0001995075

       Dear Darren Hoo:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 8, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Corporate History and Structure, page 31

   1. We note your response to comment 2 and reissue the comment in part. Please revise to provide further detail
regarding Ms. Tan Chui Fang's role in your organization, including a brief description of
how she became a 20% stockholder in MTSB.
 Darren Hoo
FirstName  LastNameDarren Hoo
Megan Holdings  Ltd.
Comapany
June       NameMegan Holdings Ltd.
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion And Analysis Of Financial Conditions And Results Of Operations
Bank loan, page 39

2. We note your disclosure on page 39 that "[b]ank loan comprises a long-term loan" and that "[b]ank loan is recognized initially at fair value, net of transaction costs incurred." Please revise to disclose the material terms of the bank loan, including the parties to the loan, the date the parties entered into the loan, the principal, the interest rate, and the maturity date. Please also file the loan agreement as an exhibit to the registration statement or provide your analysis as to why you believe the agreement does not need to be filed. Refer to Item 601(b)(10) of Regulation S-K.
Comparison of Year Ended December 31, 2021, 2022 and 2023, page 46

3. Please revise your disclosure regarding the changes in revenue from 2022 to 2023 to more fully explain the increase in revenue from the development of new aquaculture and agriculture farms, which increased from 16.4% of your revenue in 2022 to 61.7% in
         2023, and the decrease in revenue from upgrading of aquaculture and agriculture farms, which decreased from 69.0% of your revenue in 2022 to 38.1% in 2023. In this regard, we note your disclosure that the increase in revenue from development of new aquaculture and agriculture farms for the year ended December 31, 2023 was mainly due to increase in percentage of completion of a new shrimp hatchery center and shrimp farm in Sabah,
         Malaysia, and that the decrease in revenue from upgrading of aquaculture and agriculture farms was mainly due to aquaculture farms in Tawau, Sabah, Malaysia as well as a pineapple plantation farm located at Kota Tinggi, Johor, Malaysia being close to completion. Revise your disclosure to describe, in detail, how the percentage of completion of new aquaculture and agriculture farms and the completion of upgrading aquaculture and agriculture farms, respectively, related to your increase and decrease in revenue for the periods presented in the filing. Please also disclose whether you expect this trend to continue in future financial periods.
Liquidity and Capital Resources
Financing Activities, page 51

4. We note your disclosure on page 51 that "[f]or the year ended December 31, 2023, net cash generated from financing activities was MYR2,534,630, which was primarily driven by advance from a director, amount due to a related party and proceeds from bank loan."
         Please revise to quantify the underlying financing activities for the years ended December
         31, 2023, 2022 and 2021, including the advance amount, the amount due to the related party and the proceeds from the bank loan. Please also disclose each of the parties involved.
 Darren Hoo
FirstName  LastNameDarren Hoo
Megan Holdings  Ltd.
Comapany
June       NameMegan Holdings Ltd.
     11, 2024
June 11,
Page 3 2024 Page 3
FirstName LastName
Material Agreements with Customers, page 58

5. We note your response to comment 5 issued in our comment letter dated February 20,
         2024, which we reissue. Please revise your disclosures throughout this section to disclose the amount of fees or other payments that have been made by the parties to the material customer and supplier contracts to date.
Industry, page 65

6. We note your response to comment 3 and reissue the comment in part. Where you provide data for many different crops and livestock, please revise to explicitly disclose the crops and livestock produced in aquaculture and agriculture farms that you develop, construct and maintain. In particular, we note the disclosures in figure 9 on page 66 and figures 11 and 12 on page 67. Please also revise your disclosures on pages 69 and 75 about historical market performance and growth forecast for the agriculture and aquaculture sectors in
         Malaysia as a whole, to note the portion of this growth that is related to the subsets in which your company operates or intends to operate.
Enforceability of Civil Liabilities, page 110

7. We note your response to comment 4, including the revised disclosure on pages 15 and
         110. Please revise to also discuss the time and cost constraints to investors in connection with enforcing judgments in Malaysia.
       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Yarona L. Yieh, Esq.